Mail Stop 3561

June 10, 2009

Adam Blumenfeld
Chief Executive Officer
Sport Supply Group, Inc.
1901 Diplomat Drive
Farmers Branch, Texas 75234

> **Re:** **Sport Supply Group, Inc.**
> **Form 10-K Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **Proxy Statement on Schedule 14A, as amended**
> **Filed October 8, 2008**
> **Form 10-Q for Fiscal Quarters Ended**
> **September 30, 2008, December 31, 2008 and March 31, 2009**
> **Filed November 5, 2008, February 11, 2009 and May 14, 2009**
> **File No. 001-15289**

We have reviewed your response letter dated May 29, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 8. Financial Statements and Supplementary Data, page 38

Report of Independent Registered Public Accounting Firm, page 39

1. We note your response to comment three from our letter dated May 11, 2009. We note that the audit report you submitted is dated August 27, 2008. However, the auditor's consent you submitted dated August 27, 2008, states the auditor's report was issued on August 29, 2008. Please confirm if the auditor's consent was meant to refer to the audit report dated August 27, 2008, or please explain the variation.

Consolidated Financial Statements, page 40

Notes to Consolidated Financial Statements, page 44

Staff Accounting Bulletin 108, page 47

2. We note your response to comment four from our letter dated May 11, 2009. We note that prior to the adoption of SAB 108 you applied the rollover approach to evaluate accounting errors. As noted in our previous comment, the option to correct accounting errors as a cumulative effect adjustment is not available unless management also identified the errors in periods prior to the adoption of SAB 108. Please tell us the period(s) in which the errors were identified by management. Refer to the Interpretive Guidance to Question 3 of SAB Topic 1:N.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Note 9. Stockholders' Equity, page 12

3. In future filings, please present a table of changes in total equity for each reporting period as required by paragraph 38c of SFAS 160.

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     Please contact Robert Errett, Staff Attorney, at 202-551-3225, or Mara Ransom, Legal Branch Chief, at 202-551-3264 or me at 202-551-3725 with any questions.

               Sincerely,

               H. Christopher Owings
               Assistant Director